UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-17 OR 15d-17
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 27, 2015
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on November 27, 2015, entitled "Notifiable trading - Statoil ASA".

Notifiable trading - Statoil ASA

The following primary insider in Statoil ASA has sold shares in Statoil ASA:

Lars Christian Bacher, Executive Vice President in Statoil ASA has on 27 November 2015 sold 5,000 shares in Statoil ASA at a price of NOK 135.40 per share and will after the purchase hold 20,172 shares in Statoil ASA.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: November 27, 2015	By:	___/s/ Hans Jakob Hegge Name: Hans Jakob Hegge Title: Chief Financial Officer